UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                Stein Mart, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   858375-10-8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]        Rule 13d-1(b)

        [_]        Rule 13d-1(c)

        [X]        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))
                                Page 1 of 6 Pages

-------------------------------------------               ----------------------
CUSIP No.                   858375-10-8                    Page 2 of 6 Pages
-------------------------------------------               ----------------------


================================================================================
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Jay Stein
--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                        (b)  |_|

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
--------------------------------------------------------------------------------
                              5       SOLE VOTING POWER
        NUMBER OF
                                               16,364,422
          SHARES        --------------------------------------------------------
                              6       SHARED VOTING POWER
       BENEFICIALLY
                                               N/A
         OWNED BY       --------------------------------------------------------
                              7       SOLE DISPOSITIVE POWER
           EACH
                                               16,364,422
        REPORTING       --------------------------------------------------------
                              8        SHARED DISPOSITIVE POWER
          PERSON
                                               N/A
           WITH
--------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     16,364,422

--------------------------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                                          |_|


--------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     39.4%
--------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------------               ----------------------
CUSIP No.                   858375-10-8                    Page 3 of 6 Pages
-------------------------------------------               ----------------------

Item 1(a).        Name of Issuer:
---------         --------------

Stein Mart, Inc.


Item 1(b).        Address of Issuer's Principal Executive Offices:
---------         -----------------------------------------------

1200 Riverplace Blvd.
Jacksonville, FL  32207


Item 2(a).        Name of Person Filing:
---------         ---------------------

Jay Stein


Item 2(b).        Address of Principal Business Office or, if none, Residence:
---------         -----------------------------------------------------------

1200 Riverplace Blvd.
Jacksonville, FL  32207


Item 2(c).        Citizenship:
---------         -----------

United States


Item 2(d).        Title of Class or Securities:
---------         ----------------------------

Common Stock, $0.01 par value


Item 2(e).        CUSIP Number:
---------         ------------

858375-10-8


Item 3.           If this statement is filed pursuant to Rules 13d-1(b), or
------            ---------------------------------------------------------
                  13d-2(b), check whether the person filing is a:
                  ----------------------------------------------

Inapplicable


Item 4.           Ownership as of December 31, 2002.
------            ---------------------------------

                  (a)      Amount Beneficially Owned:

                           16,364,422 shares*

-------------------------------------------               ----------------------
CUSIP No.                   858375-10-8                    Page 4 of 6 Pages
-------------------------------------------               ----------------------

                  (b)      Percent of Class:

                           39.4%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                            16,364,422 shares*

                           (ii)     shared power to vote or to direct the vote:

                                            Inapplicable

                           (iii) sole power to dispose or to direct the disposition of:

                                            16,364,422 shares*

                           (iv) shared power to dispose or to direct the disposition of:

                                            Inapplicable

                           * Shares consist of (i) 15,885,872 shares held by Stein Ventures Limited Partnership, the general partner of which is Carey Ventures, Inc., (ii) 429,450 shares held by the Jay Stein Foundation, (iii) 200 shares held by Carey Ventures, Inc., a corporation wholly-owned by Jay Stein, (iv) 17,300 shares held by Jay Stein and (v) 31,600 shares held in a brokerage account by Deanie Stein.


Item 5.           Ownership of Five Percent or Less of a Class.
------            --------------------------------------------

                  Inapplicable


Item 6.           Ownership of More than Five Percent on Behalf of Another
------            --------------------------------------------------------
                  Person.
                  ------

                  Inapplicable


Item 7.           Identification and Classification of the Subsidiary Which
------            ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  -------

                  Inapplicable

Item 8.           Identification and Classification of Members of the Group.
------            ---------------------------------------------------------

                  Inapplicable

-------------------------------------------               ----------------------
CUSIP No.                   858375-10-8                    Page 5 of 6 Pages
-------------------------------------------               ----------------------

Item 9.           Notice of Dissolution of Group.
------            ------------------------------

                  Inapplicable


Item 10.          Certification.
-------           -------------

                  Inapplicable

-------------------------------------------               ----------------------
CUSIP No.                   858375-10-8                    Page 6 of 6 Pages
-------------------------------------------               ----------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 29, 2003



/s/ Jay Stein
--------------------
Jay Stein